VIA EDGAR

July 29, 2022

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Withdrawal of Offering Statement on Form 1-A
File No. 024-11701

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, Gold Entertainment Group, Inc. (the “Issuer”), respectfully requests the withdrawal of their Offering Statement on Form 1-A (File No. 024-11701), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2021 and ammended on November 5, 2021.

The Issuer is requesting the consent of the Commission to the withdrawal of their Offering Statement because the Issuer has determined that it is unable to answer the comments made by the Commission, in a satisfactory manner, so as to cause the Offering Statement to be qualified. In accordance with the requirements of Rule 259, the Issuers hereby confirm that none of the securities that are subject to the Offering Statement have been sold. Accordingly, the Issuers respectfully request that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

Gold Entertainment Group, Inc.

/s/ Hamon Francis Fytton
Hamon Francis Fytton
CFO & Director